Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended June 30,	2011	2010
Fixed charges:
Interest expense including
amortization of debt discount	$148	$152
Portion of rentals representing an interest factor	32	34
Total fixed charges	$180	$186

Earnings available for fixed charges:
Net income	$785	$711
Equity earnings net of distributions	(2)	(19)
Income taxes	485	435
Fixed charges	180	186
Earnings available for fixed charges	$1,448	$1,313

Ratio of earnings to fixed charges	8.0	7.1

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